Exhibit 99.1

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

PINDUODUO INC.

Index to Condensed Consolidated Financial Statements

Contents	Page(s)

Condensed Consolidated Balance Sheets as of December 31, 2019 and September 30, 2020	1 –2

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Nine Months Ended September 30, 2019 and 2020	3

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the Nine Months Ended September 30, 2019 and 2020	4 –5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2019 and 2020	6

Notes to the Condensed Consolidated Financial Statements	7–20

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND AS OF SEPTEMBER 30, 2020

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

		As of
	Notes	December 31, 2019	September 30, 2020
		RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents		5,768,186	5,715,676	841,828
Restricted cash		27,577,671	38,813,084	5,716,549
Receivables from online payment platforms		1,050,974	531,009	78,209
Short-term investments		35,288,827	39,859,089	5,870,609
Amounts due from related parties	11	2,365,528	3,449,126	508,001
Prepayments and other current assets	3	950,277	1,802,585	265,492
Total current assets		73,001,463	90,170,569	13,280,688
Non-current assets
Property, equipment and software, net		41,273	46,509	6,850
Intangible asset	4	1,994,292	1,486,959	219,005
Right-of-use assets	5	517,188	534,076	78,661
Other non-current assets	6	503,120	7,172,813	1,056,441
Total non-current assets		3,055,873	9,240,357	1,360,957
Total Assets		76,057,336	99,410,926	14,641,645
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB1,502,892 and RMB3,298,767 (US$485,856) as of December 31, 2019 and September 30, 2020, respectively)	11	1,502,892	3,298,767	485,856
Customer advances and deferred revenues (including customer advances and deferred revenues of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB605,969 and RMB1,041,935 (US$153,460) as of December 31, 2019 and September 30, 2020, respectively)	8	605,970	1,042,093	153,484
Payable to merchants (including payable to merchants of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB29,657,227 and RMB39,821,635 (US$5,865,093) as of December 31, 2019 and September 30, 2020, respectively)	8	29,926,488	40,299,835	5,935,524
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB3,420,728 and RMB4,201,598 (US$618,829) as of December 31, 2019 and September 30, 2020, respectively)	7	4,877,062	6,904,953	1,016,988
Merchant deposits (including merchant deposits of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB7,840,912 and RMB10,574,449 (US$1,557,448) as of December 31, 2019 and September 30, 2020)		7,840,912	10,574,559	1,557,464
Short-term borrowings (including short-term borrowings of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB898,748 and RMB2,773,023 (US$408,422) as of December 31, 2019 and September 30, 2020, respectively)		898,748	2,773,023	408,422
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB90,523 and RMB129,106 (US$19,015) as of December 31, 2019 and September 30, 2020, respectively)	5	115,734	182,318	26,853
Total current liabilities		45,767,806	65,075,548	9,584,591
Convertible bonds		5,206,682	5,504,873	810,780
Lease liabilities (including lease liabilities of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB382,673 and RMB351,994 (US$51,843) as of December 31, 2019 and September 30, 2020, respectively)	5	428,593	390,803	57,559
Other non-current liabilities		7,389	36,040	5,308
Total non-current liabilities		5,642,664	5,931,716	873,647
Total Liabilities		51,410,470	71,007,264	10,458,238

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND AS OF SEPTEMBER 30, 2020 (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of
	Notes	December 31, 2019	September 30, 2020
		RMB	RMB	US$
Commitments and contingencies	13
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity
Class A ordinary shares (US$0.000005 par value; 77,300,000,000 shares authorized, 2,575,580,988 and 3,380,761,000 shares issued and outstanding as of December 31, 2019 and September 30,2020, respectively)	10	84	109	17
Class B ordinary shares (US$0.000005 par value; 2,200,000,000 shares authorized, 2,074,447,700 and 1,409,744,080 shares issued and outstanding as of December 31, 2019 and September 30, 2020 respectively)	10	64	44	6
Additional paid-in capital		41,493,949	51,969,053	7,654,214
Accumulated other comprehensive income		1,448,230	533,303	78,547
Accumulated deficits		(18,295,461)	(24,098,847)	(3,549,377)
Total shareholders’ equity		24,646,866	28,403,662	4,183,407
Total liabilities and shareholders’ equity		76,057,336	99,410,926	14,641,645

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2019 AND 2020

(Amounts in thousands of RMB and US$, except for per share data)

		For the nine months ended September 30,
	Notes	2019	2020
		RMB	RMB	US$

Revenues	8	19,349,160	32,944,156	4,852,150
Cost of revenues		(4,301,341)	(7,752,517)	(1,141,823)
Gross profit		15,047,819	25,191,639	3,710,327

Sales and marketing expenses		(17,901,713)	(26,482,073)	(3,900,388)
General and administrative expenses		(951,030)	(1,101,727)	(162,267)
Research and development expenses		(2,597,983)	(4,940,392)	(727,641)
Total operating expenses		(21,450,726)	(32,524,192)	(4,790,296)

Operating loss		(6,402,907)	(7,332,553)	(1,079,969)

Interest and investment income, net		1,069,285	1,783,971	262,751
Interest expenses		(6,150)	(479,190)	(70,577)
Foreign exchange gain		76,416	76,191	11,222
Other income, net		55,608	112,553	16,577

Loss before income tax		(5,207,748)	(5,839,028)	(859,996)
Share of results of equity investees , net of tax		(8,218)	35,642	5,249
Income tax expenses		—	—	—
Net loss		(5,215,966)	(5,803,386)	(854,747)
Net loss attributable to ordinary shareholders		(5,215,966)	(5,803,386)	(854,747)

Loss per share:	12
Basic		(1.13)	(1.22)	(0.18)
Diluted		(1.13)	(1.22)	(0.18)

Shares used in loss per share computation (in thousands of shares):
Basic		4,619,623	4,739,382	4,739,382
Diluted		4,619,623	4,739,382	4,739,382

Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		768,892	(914,927)	(134,754)
Comprehensive loss		(4,447,074)	(6,718,313)	(989,501)

Share-based compensation expenses included in:
Costs of revenues		16,579	22,368	3,294
Sales and marketing expenses		623,508	816,672	120,283
General and administrative expenses		562,118	714,515	105,237
Research and development expenses		556,829	1,126,258	165,880

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(Amounts in thousands of RMB and US$, except for number of shares)

				Accumulated
	Number of		Additional	other		Total
	ordinary	Ordinary	paid-in	comprehensive	Accumulated	shareholders’
	shares	shares	capital	income	deficits	equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	4,455,688,688	142	29,114,527	1,035,783	(11,327,858)	18,822,594
Net loss	—	—	—	—	(5,215,966)	(5,215,966)
Foreign currency translation difference	—	—	—	768,892	—	768,892
Follow-on offering	193,740,000	6	7,993,822	—	—	7,993,828
Share-based compensation	—	—	1,759,034	—	—	1,759,034
Equity component of convertible bonds	—	—	1,827,894	—	—	1,827,894
Issuance of ordinary shares reserved for ESOP	600,000	—	—	—	—	—
Balance as of September 30, 2019	4,650,028,688	148	40,695,277	1,804,675	(16,543,824)	25,956,276

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(Amounts in thousands of RMB and US$, except for number of shares)

				Accumulated
	Number of		Additional	other		Total
	ordinary	Ordinary	paid-in	comprehensive	Accumulated	shareholders'
	shares	shares	capital	income	deficits	equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	4,650,028,688	148	41,493,949	1,448,230	(18,295,461)	24,646,866
Net loss	—	—	—	—	(5,803,386)	(5,803,386)
Foreign currency translation difference	—	—	—	(914,927)	—	(914,927)
Issuance of ordinary shares for private placement (Note 10)	135,426,300	5	7,795,285	—	—	7,795,290
Share-based compensation	—	—	2,679,813	—	—	2,679,813
Issuance of ordinary shares reserved for ESOP	5,050,000	—	—	—	—	—
Restricted share units vested	1,885,868	—	—	—	—	—
Settlement of share-based compensation with shares held by depository bank	(1,885,868)	—	—	—	—	—
Conversion of convertible bond	92	—	6	—	—	6
Balance as of September 30, 2020	4,790,505,080	153	51,969,053	533,303	(24,098,847)	28,403,662
Balance as of September 30, 2020 (US$)		23	7,654,214	78,547	(3,549,377)	4,183,407

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(Amounts in thousands of RMB and US$)

	For the nine months ended September 30,
	2019	2020
	RMB	RMB	US$
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	(5,215,966)	(5,803,386)	(854,747)
Interest expense	6,150	479,190	70,577
Depreciation and amortization	472,483	482,276	71,032
Lease expense to reduce right-of-use assets	39,655	95,730	14,100
Allowance for credit losses	9,331	27,380	4,033
Interest and investment gain, net	(43,598)	(534,918)	(78,785)
Loss on disposal of property and equipment	152	3	—
Share-based compensation	1,759,034	2,679,813	394,694
Foreign exchange gain	(31,150)	(76,191)	(11,222)
Share of results of equity investees	8,218	(35,642)	(5,249)
Fair value change of investments	—	(113,218)	(16,675)

Changes in operating assets and liabilities:
Receivables from online payment platforms	(276,850)	519,965	76,583
Amounts due from related parties	(234,457)	(1,083,598)	(159,597)
Prepayments and other current assets	21,335	(706,316)	(104,029)
Other non-current assets	(52,527)	(1,719)	(253)
Amounts due to related parties	1,607,491	1,795,876	264,504
Customer advances and deferred revenues	187,519	436,123	64,234
Payables to merchants	2,543,722	10,383,181	1,529,277
Accrued expenses and other liabilities	1,977,459	2,027,033	298,547
Merchant deposits	2,465,857	2,733,647	402,623
Other non-current liabilities	7,949	28,652	4,220
Lease liabilities	(28,844)	(83,823)	(12,346)
Net cash flow generated from operating activities	5,222,963	13,250,058	1,951,521

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sales of short-term investments	14,371,811	39,042,024	5,750,269
Purchase of short-term investments	(31,036,850)	(44,110,763)	(6,496,813)
Payments for long-term investments	(209,897)	(6,603,317)	(972,563)
Purchase of property, equipment and software and intangible assets	(18,339)	(18,059)	(2,660)
Proceeds from disposal of property and equipment	469	51	8
Repayment from / (loan to) third parties	35,000	(45,000)	(6,628)
Net cash flow used in investing activities	(16,857,806)	(11,735,064)	(1,728,387)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from follow-on offering	8,194,597	—	—
Proceeds from private placement	—	7,795,290	1,148,122
Proceeds from short-term borrowings	—	1,828,923	269,371
Proceeds from issuance of convertible bonds	7,073,101	—	—
Costs incurred for the follow-on offering	(200,769)	—	—
Issuance costs of convertible bonds	(106,097)	—	—
Net cash flow generated from financing activities	14,960,832	9,624,213	1,417,493

Exchange rate effect on cash, cash equivalents and restricted cash	500,402	43,696	6,436
Net increase in cash, cash equivalents and restricted cash	3,826,391	11,182,903	1,647,063
Cash, cash equivalents and restricted cash at beginning of period	30,539,686	33,345,857	4,911,314
Cash, cash equivalents and restricted cash at end of period	34,366,077	44,528,760	6,558,377

Supplement disclosure of non-cash operating activities :
Recognition of right-of-use assets and lease liabilities	134,373	118,144	17,401

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	15,694,045	5,715,676	841,828
Restricted cash	18,672,032	38,813,084	5,716,549
Total cash, cash equivalents and restricted cash in the statements of cash flows	34,366,077	44,528,760	6,558,377

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    Organization

Pinduoduo Inc. (the ‘‘Company’’) was incorporated in the Cayman Islands on April 20, 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the ‘‘Group’’) are principally engaged in the provision of online marketplace to help merchants leverage the power of the internet to engage with their customers in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE.

As of September 30, 2020, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

			Percentage of
	Date of	Place of	ownership by the		Principal
Entity	incorporation	incorporation	Company		activities
			Direct	Indirect
Subsidiaries:
HongKong Walnut Street Limited	April 28, 2015	Hong Kong	100%	—	Holding company
Hangzhou Weimi Network Technology Co., Ltd.	May 28, 2015	PRC	100%	—	Technology research and development
Walnut Street (Shanghai) Information Technology Co., Ltd.	January 25,2018	PRC	100%		Technology research and development
Shenzhen Qianhai Xinzhijiang Information Technology Co., Ltd.	April 25, 2018	PRC	100%	—	E-commerce platform

VIE:
Hangzhou Aimi Network Technology Co., Ltd. ("Hangzhou Aimi" or the "VIE")	April 14, 2015	PRC	—	100%	E-commerce platform

VIE’s subsidiary:
Shanghai Xunmeng Information Technology Co., Ltd.	January 9, 2014	PRC	—	100%	E-commerce platform

The VIE

The VIE and the subsidiaries of VIE contributed 60.0% and 61.2% of the Group’s consolidated revenues for the nine months ended September 30, 2019 and 2020 respectively. As of December 31, 2019 and September 30, 2020, the VIE accounted for an aggregate of 54.1% and 57.1%, respectively of the consolidated total assets, and 86.4% and 87.6%, respectively of the consolidated total liabilities.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    Organization (Continued)

The following tables represent the financial information for the VIE as of December 31, 2019 and September 30, 2020 and for the nine months ended September 30, 2019 and 2020 before eliminating the inter-company balances and transactions between the VIE, the subsidiaries of the VIE and other entities within the Group:

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,816,894	3,402,797	501,178
Restricted cash	27,528,793	38,561,984	5,679,566
Receivables from online payment platforms	1,050,974	528,810	77,885
Short-term investments	6,560,665	5,557,631	818,551
Amounts due from related parties (i)	2,360,267	2,909,207	428,480
Amounts due from Group companies	3,337,273	12,373,526	1,822,423
Prepayments and other current assets	295,377	991,944	146,098
Total current assets	43,950,243	64,325,899	9,474,181

Non-current assets
Property, equipment and software, net	27,719	31,488	4,638
Right-of-use assets	452,883	450,047	66,285
Other non-current assets	60,306	4,345,756	640,061
Total non-current assets	540,908	4,827,291	710,984
Total assets	44,491,151	69,153,190	10,185,165

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
LIABILITIES
Current liabilities
Amounts due to Group companies	5,393,858	13,028,708	1,918,921
Amounts due to related parties (i)	1,502,892	3,298,767	485,856
Customer advances and deferred revenues	605,969	1,041,935	153,460
Payable to merchants	29,657,227	39,821,635	5,865,093
Accrued expenses and other liabilities	3,420,728	4,201,598	618,829
Merchant deposits	7,840,912	10,574,449	1,557,448
Short term borrowings	898,748	2,773,023	408,422
Lease liabilities	90,523	129,106	19,015
Total current liabilities	49,410,857	74,869,221	11,027,044

Lease liabilities	382,673	351,994	51,843
Total non-current liabilities	382,673	351,994	51,843
Total liabilities	49,793,530	75,221,215	11,078,887

i)     Information with respect to related parties is discussed in Note 11.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.    Organization (Continued)

	For the nine months ended September 30,
	2019	2020
	RMB	RMB	US$
Revenues from
Group companies	1,197,820	7,865,481	1,158,460
External	11,605,365	20,147,444	2,967,398
Total revenues	12,803,185	28,012,925	4,125,858

Net loss	3,266,608	761,093	112,097

	For the nine months ended September 30,
	2019	2020
	RMB	RMB	US$
Net cash generated from operating activities	3,494,022	5,691,071	838,205
Net cash used in investing activities	(3,612,197)	(3,334,574)	(491,130)
Net cash provided by financing activities	2,332,838	9,262,597	1,364,232
Net increase in cash, cash equivalents and restricted cash	2,214,663	11,619,094	1,711,307
Cash, cash equivalents and restricted cash at beginning of period	19,908,680	30,345,687	4,469,437
Cash, cash equivalents and restricted cash at end of period	22,123,343	41,964,781	6,180,744

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	3,499,188	3,402,797	501,178
Restricted cash	18,624,155	38,561,984	5,679,566
Total cash, cash equivalents and restricted cash in the statements of cash flows	22,123,343	41,964,781	6,180,744

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies

(a)   Use of estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to allowance for credit loss, economic lives and impairment of long-lived assets, valuation of short-term and long-term investments, valuation allowance for deferred tax assets, uncertain tax position, valuation for share-based compensation, liability component of convertible bonds and incremental borrowing rates for operating lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(b)   Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from online payment platforms, short-term investments and held-to-maturity debt securities. As of December 31, 2019 and September 30, 2020, all of the Group’s cash and cash equivalents, restricted cash, short-term investments and held-to-maturity debt securities were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions and there has been no recent history of default in relation to these financial institutions. Receivables from online payment platforms including amounts due from related parties (Note 11), unsecured and denominated in RMB, are derived from merchandise sales on the Group’s online marketplace to consumers, and exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected online payment platforms that are highly reputable and market leaders. There has been no default of payments from these online payment platforms.

(c)   Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with US GAAP and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group's audited consolidated financial statements as of and for the years ended December 31, 2018 and 2019.

(d)   Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.7896 on September 30, 2020, the last business day in September 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(e)   Revenue recognition

The Group through its platform primarily offers online marketplace services that enable third-party merchants to sell their products to consumers in China. Revenues from marketplace services consist of online marketing services revenue and transaction services fees. Payments for services are generally received before deliveries.

Revenues are recognized when control of the promised services are transferred to the Group’s customers in amounts that reflect the consideration the Group expects to be entitled to in exchange for those services. The Group also evaluates whether it is appropriate to record the gross amounts of goods and services sold and the related costs, or the net amounts earned as commissions.

The Group presents value added taxes (“VAT”) as reductions of revenues.

Online marketplace services

The Group charges fees for transaction services to merchants for sales transactions completed on the Group’s online marketplace, where the Group does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as a percentage based on the value of merchandise being sold by the merchants. Revenues related to transaction services are recognized in the unaudited interim condensed consolidated statements of comprehensive loss at the time when the Group’s service obligations to the merchants are determined to have been completed under each sales transaction upon the consumers confirming the receipts of goods. Fees charged for transaction services are not refundable if and when consumers return the merchandise to merchants.

The Group also entered into contractual agreements with certain merchants to provide online marketing services on the Group’s online marketplace for which the Group receives service fees from merchants. Online marketing services mainly allow merchants to bid for keywords that match product listings appearing in search or browser results on the Group’s online marketplace. Merchants prepay for online marketing services that are charged on a cost-per-click basis. Under ASC 606, the related revenues are recognized at a point of time when consumers click the merchants’ product listings when services are completed by the Group for the merchants. The positioning of such listings and the price for such positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism.

In order to promote its online marketplace and attract more registered consumers, the Group at its own discretion offers incentives such as coupons, credits and discounts to consumers. Consumers are not customers of the Group, therefore incentives offered to consumers are not considered payments to customers. Coupons and credits redeemable for coupons can only be used in future purchases of eligible merchandise offered on the Group’s online marketplace to reduce purchase price that are not specific to any merchant. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, the Group recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made. Discounts provided to consumers are not specific to any merchant and the associated costs to the Group are recognized as marketing expenses when the related transaction services revenues are recognized.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(e)   Revenue recognition (Continued)

During the nine months periods ended September 30, 2019 and 2020, the Group also issued to consumers at its discretion, cash redeemable credits upon their completion of certain actions unrelated to the purchases of merchant products on the Group’s online marketplace. As the credits were redeemable for cash, the Group accrued for the related costs in marketing expenses based on the cash redemption value of each credit as it is issued, assuming all credits will be redeemed. As of December 31, 2019 and September 30, 2020, the amount of outstanding credits was immaterial.

(f)   Advertising expenditures

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses. Total amounts of advertising expenditures and incentive programs recognized in sales and marketing expenses were RMB16,985,999 and RMB25,213,427 (US$3,713,536) for the nine months ended September 30, 2019 and 2020, respectively.

(g)  Credit loss

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including the short-term investments and other non-current assets categorized as “held to maturity” and payments made on behalf of merchants. CECL estimates are recorded as general and administrative expenses in the unaudited interim condensed consolidated statements of comprehensive loss. The cumulative effect adjustment from adoption as of January 1, 2020 was immaterial. As a result of the adoption of the Topic 326, the Group’s allowance for credit losses as of September 30, 2020 reflects the best estimation of the expected future losses for its financial instruments measured at amortized cost, based on the current economic conditions; however, as a result of the uncertainty caused by the coronavirus (COVID-19) pandemic and other factors, these estimates may change and future actual losses may differ from the estimates. The Group will continue to monitor economic conditions and will revise the estimates of the expected future losses for financial instruments measured at amortized cost as necessary.

(h)  Investment in convertible bonds

The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. The Group has elected the fair value option for certain investments including convertible bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized and unrealized gains or losses recorded in the condensed consolidated statements of comprehensive loss.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     Summary of Significant Accounting Policies (Continued)

(i)   Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group revenues are derived from within the PRC, no geographical segments are presented.

(j)   Recent accounting pronouncements

In June 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). For convertible instruments, the new guidance simplifies an issuer’s accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separate accounting for embedded conversion features. As a result, more convertible instruments will be reported as single units of account. This standard is effective for the Company beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Company is still evaluating the impact on its consolidated financial statements.

3.    Prepayments and Other Current Assets

The components of prepayments and other current assets were as follows:

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Prepayments	645,169	570,658	84,049
VAT recoverable	102,426	371,127	54,661
Inventory	—	345,299	50,857
Interest receivables	146,294	249,146	36,695
Rental and other deposits	12,060	138,909	20,459
Loan to a third party	—	45,000	6,628
Others	44,328	82,446	12,143
	950,277	1,802,585	265,492

The prepayments primarily consist of advertising fees paid in advance.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.    Intangible Asset

Intangible asset consisted of the following:

Total
RMB
Balance as of January 1, 2019	2,579,338
Amortization	(619,733)
Foreign currency translation difference	34,687
Balance as of December 31, 2019	1,994,292
Amortization	(472,564)
Foreign currency translation difference	(34,769)
Balance as of September 30, 2020	1,486,959

No impairment charges were recognized on the intangible asset for the nine months ended September 30, 2019 and 2020.

The estimated annual amortization expense for each of the succeeding fiscal years is as follows:

	Amortization
	RMB	US$
For three months ending December 31, 2020	154,402	22,741
For the years ending December 31,
2021	612,573	90,222
2022	612,573	90,222
2023	107,411	15,820

5.    Leases

The Company has operating leases mainly for offices in China. For the nine months ended September 30, 2019 and 2020, operating lease costs were RMB67,196 and RMB116,869 (US$17,213); and short-term lease costs were RMB26,031 and RMB14,451 (US$2,128), respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the nine months ended September 30, 2019 and 2020.

A maturity analysis of the Company's operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized as of September 30, 2020 was as below:

	Rental
	RMB	US$

The remainder of 2020	50,644	7,459
2021	199,556	29,391
2022	148,340	21,848
2023	112,914	16,630
2024 and after	117,932	17,371
Total undiscounted cash flows	629,386	92,699
Less: imputed interest	(56,265)	(8,287)
Present value of lease liabilities	573,121	84,412

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.    Leases (Continued)

As of December 31, 2019 and September 30, 2020, the Company had no material operating leases that had not yet commenced.

As of December 31, 2019, the weighted average remaining lease term was 4.37 years and weighted average discount rate was 5.36% for the Company’s operating leases.

As of September 30, 2020, the weighted average remaining lease term was 3.65 years and weighted average discount rate was 5.11% for the Company’s operating leases.

Other supplemental information related to leases is summarized below:

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$

Operating cash flows for operating leases	57,060	104,962	15,459
Right-of-use assets obtained in exchange for new operating lease liabilities	134,373	118,144	17,401

6.    Other Non-current Assets

Other Non-Current Assets mainly include held-to-maturity debt securities, convertible bonds, and investment in equity method investments.

Held-to-maturity debt securities represent time deposits in financial institutions that the Group has positive intent and ability to hold to maturity. As of December 31, 2019 and September 30, 2020, the carrying amount for the investments, net of allowance for credit losses, was nil and RMB4,282,558 (US$630,752), respectively. As of September 30, 2020, the allowance for credit losses was RMB6,936 (US$1,022). Gains recorded on these time deposits in the condensed consolidated statements of comprehensive loss were nil and RMB28,604 (US$4,213) for the nine months ended September 30, 2019 and 2020, respectively.

Investment in convertible bonds is accounted for under the fair value option, for which the fair value as of December 31, 2019 and September 30, 2020 were nil and RMB1,450,333 (US$213,611), respectively. Unrealized gains recorded on these convertible bonds in the condensed consolidated statements of comprehensive loss were nil and RMB90,755 (US$13,367) for the nine months ended September 30, 2019 and 2020, respectively.

Equity method investments are included in other non-current assets on the Company's consolidated balance sheets. Equity method investments consist of the Company's investments as a limited partner in certain limited partnership funds, including funds set up by the Company's related parties, to make strategic investments. As of December 31, 2019 and September 30, 2020, the carrying amount for the investments was RMB433,649 and RMB1,015,231 (US$149,527), respectively. No equity method investments were considered, individually or in aggregate, material as of December 31, 2019 and September 30, 2020. For the nine months ended September  30, 2019 and 2020, the Group shared results of equity investees of RMB8,218 loss and RMB35,642 (US$5,249) gain in the condensed consolidated statements of comprehensive loss. There was no impairment on these investments during the nine months ended September 30, 2019 and 2020.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.  Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities were as follows:

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Accrued expenses	2,727,273	3,653,380	538,083
VAT and other tax payable	1,045,796	1,809,374	266,492
Payroll payable	1,061,228	1,340,438	197,425
Others	42,765	101,761	14,988
	4,877,062	6,904,953	1,016,988

Accrued expenses primarily consisted of accrued advertising and marketing expenses.

8.  Revenues

The components of revenues were as follows:

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Online marketing services and others	17,126,942	29,424,626	4,333,779
Transaction services	2,222,218	3,519,530	518,371
	19,349,160	32,944,156	4,852,150

The Group’s contract liabilities comprised of customer advances and deferred revenues and portions of payable to merchants:

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Customer advances and deferred revenues	605,970	1,042,093	153,484
Payable to merchants	116,557	152,158	22,410

Customer advances and deferred revenues and payable to merchants relate to considerations received in advance for online marketing services and transaction services, for which control of the services occur at a later point in time. During the nine months ended September 30, 2020, revenues of RMB645,022 were recognized from the carrying value of contract liabilities as of December 31, 2019. During the nine months ended September 30, 2019, revenues of RMB217,715 were recognized from the carrying value of contract liabilities as of December 31, 2018.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.  Fair Value Measurement

In accordance with ASC 820, the Company measures investments in convertible bonds and certain wealth management products classified as trading securities on a recurring basis. The following tables set forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of December 31, 2019:
Short-term investments:

Trading debt securities	—	795,849	—
Equity securities:
Marketable	11,925	—	—
	11,925	795,849	—

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
As of September 30, 2020:
Short-term investments:
Trading debt securities	—	988,499	—
Other non-current assets:
Investment in convertible bonds	—	—	1,450,333
	—	988,499	1,450,333

Investment in convertible bonds is classified under level 3 in the fair value hierarchy, with the fair value estimated based on the third-party appraisal report using the binomial model. Key inputs and parameters include volatility which is an expected rate based on the historical stock price of the bond issuer, risk free rate which is based on the yield of US government bond and discount rate which is based on yield of comparable bonds with similar credit rating applicable for the bond issuer.

Certain wealth management products classified as trading securities is classified under level 2 in the fair value hierarchy, with the fair value determined based on quoted prices of similar assets.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.  Fair Value Measurement (continued)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

	Amortization
	RMB	US$
Balance at December 31, 2019	—	—
Additions	1,414,200	208,289
Net unrealized fair value	90,755	13,367
Foreign currency translation adjustments	(54,622)	(8,045)
Balance at September 30, 2020	1,450,333	213,611

As of December 31, 2019 and September 30, 2020, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis and no impairment charge was recorded.

The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes. The fair values of held-to-maturity debt investments are estimated using prevailing interest rates. The fair values of the convertible bonds are based on broker quotes:

	Fair Value Measurements
	Quoted Price in	Significant
	Active Market	Other	Unobservable
	for Identical	Observable	Inputs
	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB

As of December 31, 2019:
Short-term investments:
Held-to-maturity debt securities	—	34,481,053	—
Convertible bonds	—	8,037,280	—
As of September 30, 2020:
Short-term investments:
Held-to-maturity debt securities	—	38,870,590	—
Other non-current assets:
Held-to-maturity debt securities	—	4,282,558	—
Convertible bonds	—	12,374,633	—

10.  Ordinary Shares

In April 2020, the Company completed a private placement and issued 135,426,300 Class A Ordinary Shares for total proceeds of US$1,100,000 (RMB7,795,290), among which there were 6,155,740 Class A Ordinary Shares issued to a related party, Tencent and its affiliates (“Tencent Group”), representing total proceeds of US$50,000 (RMB354,975).

In June 2020, 664,703,620 Class B ordinary shares were converted into Class A ordinary shares by the holder on a one-for-one basis.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.  Related Party Transactions

(a)	Major related parties:

Names of related parties	Relationship with the Group
Tencent Group	A shareholder and its affiliates of the Company
Ningbo Hexin Equity Investment Partnership	Company controlled by one of the executive officers of the Company

(b)	Other than those disclosed elsewhere, the Group had the following significant related party transactions for the nine months ended September 30, 2019 and 2020, respectively:

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Services received from:
Tencent Group	1,977,867	7,032,370	1,035,756

(c)	The Group had the following major related party balances as of December 31, 2019 and September 30, 2020, respectively:

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Amounts due from related parties:
Current:
Tencent Group*	1,905,793	2,959,416	435,875
Ningbo Hexin Equity Investment Partnership **	459,632	459,632	67,696
Amounts due to related parties:
Current:
Tencent Group	1,502,892	3,295,768	485,414

*  The balances mainly represented receivables due from the online payment platform operated by Tencent Group.

** The balance represents a loan to Ningbo Hexin Equity Investment Partnership, an entity controlled by one of the executive officers of the Company.

PINDUODUO INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.  Loss Per Share

Basic and diluted loss per share are not reported separately for Class A ordinary shares or Class B ordinary shares (the ‘‘Ordinary Shares’’) as each class of shares has the same rights to undistributed and distributed earnings.

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Numerator:
Net loss	(5,215,966)	(5,803,386)	(854,747)
Net loss attributable to ordinary shareholders	(5,215,966)	(5,803,386)	(854,747)

Denominator: (in thousands of shares)
Weighted-average number of ordinary shares outstanding – basic and diluted	4,619,623	4,739,382	4,739,382

Loss per share – basic and diluted	(1.13)	(1.22)	(0.18)

13. Commitments and Contingencies

(a)   Operating lease commitments

The Group’s rents are operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year are included in Note 5.

(b)   Contingencies

Between August and December 2018, several putative shareholder class action lawsuits were filed against the Group and certain of its officers and directors in the U.S. District Court for the Southern District of New York (“SDNY”) and the Superior Court of the State of California. In March 2020, the court granted the Group's motion to dismiss the claims in the consolidated action in the SDNY. The California action was stayed by the court pending further instruction hence the Group cannot reliably estimate the likelihood of an unfavorable outcome or any estimate of the amounts or range of any potential loss. As of September 30, 2020, the Group did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

(c)   Investment commitments

The Group's investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have contractual maturity date. The total investment commitments contracted but not yet reflected in the financial statements amounted to approximately RMB582,657(US$85,816).